ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

04012108

12g3-2(b) File No.82-4922

Ref No. CN. 020/2004

January 13, 2004

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

JAN 13 2004

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,
KASIKORNBANK PCL

Somkiat Sirichatchai

(Mr.Somkiat Sirichatchai)
Executive Vice President

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

dlw 1/14

9906013-10-03

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 1144-5
www.kasikornbank.com Registration No.PCL 105

Ref. No. CN. 2003/2004

January 13, 2004

To: The President
The Stock Exchange of Thailand

Subject: Notification of Resolutions of the Board of Directors' Meeting of KASIKORNBANK Public Company Limited No. 1/2547

The Board of Directors' Meeting of KASIKORNBANK Public Company Limited No. 1/2547 held on January 13, 2004 deems it appropriate to restructure the Bank's management structure in order to accommodate the Bank's business which has steadily expanded as well as to strengthen international business relationship that will be coherent with the Bank's strategy, it therefore adopts the following significant resolutions:

1. That the number of directors of the Company be approved to be no less than seven and not more than eighteen.
2. That it is approved to have a position of Chief Executive Officer (CEO).
3. That the Bank's Articles of Association relating to the signing authority to bind the Company be approved to amend, from the Chairman of the Board of Directors or the President solely or two of other directors onward are authorized to sign and affix the Company's seal to two directors are authorized to sign and affix the Company's seal.

The Bank's Board of Directors will submit the abovementioned matters to the General Meeting of Shareholders to be held in April 2004 to consider and adopt resolutions where the Bank will notify details of the Articles of Association which will be amended to be in consistent with the matters mentioned above including other relevant matters to be submitted for the consideration of the General Meeting of Shareholders. This will be further notified together with agendas of the General Meeting of Shareholders.

.../2...

In addition, the Board resolved that:

1. Mr. Banthoon Lamsam, the President, be removed from his presidency, and he shall remain in his directorship, performing as the Chief Executive Officer; and
2. Mr. Prasarn Trairatvorakul be approved to be director, performing as the President

which will be effective from the date the General Meeting of Shareholders resolves the amendment of the Articles of Association and the appointment and the registration is duly made with the relevant authorities.

For your preliminary information, the Bank has hereby attached a clarification with regard to the management restructuring and resume of Mr. Prasarn Trairatvorakul

Please be informed accordingly.

Yours sincerely,

CC: The Secretary-General, Office of the Securities and Exchange Commission

Clarification of Top Management Restructuring

Pursuant to the resolution of the KASIKORNBANK Public Company Limited's Board of Directors' Meeting No. 1/2004 regarding the restructuring of the top management of the Bank, naming:

1 Banthoon Lamsam as Director and Chief Executive Officer

2 Dr. Prasarn Trairatvorakul as Director and President

All subject to ratification by the 2004 General Meeting of Shareholders, the Bank wishes to expound the different, but complementary, roles of the two as follows:

Banthoon Lamsam, as the Chief Executive Officer, is still the officer fully responsible for the overall conduct of the business under direction from the Board of Directors. He will oversee the overall strategic direction, explore new business opportunities, models and alliances, and take full control of the human resource policy.

Dr. Prasarn Trairatvorakul, as President, will oversee the operation of the Bank within the given strategic framework, commanding and coordinating all business and supporting groups.

Incidentally, it should be pointed out that in the management structure of KASIKORNBANK, there exists no Executives Committee. There are only the Board of Directors and the Management Committee, the latter consisting of the Chief Executive Officer, the President and all the Group Heads

Dr. Prasarn Trairatvorakul

Dr. Prasarn Trairatvorakul, 52, has completed his four-year term as the Secretary-General of the Securities and Exchange Commission of Thailand on December 27, 2003. In addition, he was also a director of the Thai Asset Management Corporation (TAMC) and also its Audit Committee's Chairman, a director of the State Enterprises Capital Policy Committee, an adviser of the Financial Institutions Policy Board of the Bank of Thailand, Acting Chairman of the Emerging Market Committee, International Organization of Securities Commission (IOSCO). He is currently a member of the Law Reform Commission of the Council of State, a director of the Thai Red Cross Society and also its Eye Bank's Board Chairman, and a Trustee of Thailand Development Research Institute (TDRI).

Prior to joining the SEC, during 1983-1992, Prasarn worked at the Bank of Thailand in the Department of Economic Research, the Department of Bank Supervision and Examination, and the Department of Financial Institutions Supervision and Examination.

Before joining the Bank of Thailand, Prasarn worked as a research fellow at the International Food Policy Research Institute in Washington, D.C. during 1981-1983.

Prasarn received his M.B.A. and D.B.A. from Harvard Business School in 1978 and 1981 respectively. His prior education was in Engineering.

December 31, 2003